Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, October 13, 2026

Franco-Nevada to Release Third Quarter 2026 Results

Franco-Nevada Corporation announced today that it will report its third quarter 2026 results as follows:

Third Quarter 2026 Results Release:	November 11th after market close
Conference Call and Webcast:	November 12th 8:00 am ET
Conference Call Dial-in Numbers: Toll-Free International RapidConnect URL	1-888-510-2154 437-900-0527 emportal.ink/4pJxnHY
Webcast URL:	app.webinar.net/8p0a7p87wxg
Website:	www.franco-nevada.com
Replay (available until November 19th): Toll-Free: International: Passcode:	1-888-660-6345 289-819-1450 86760 #

For more information, please visit our website at www.franco-nevada.com or contact:

Bonavie Tek
VP, Finance & Investor Relations
416-306-6309
info@franco-nevada.com